EXHIBIT 11

Tommy Hilfiger Corporation

Computation of Net Income Per Ordinary Share

(in thousands, except per share amounts)

	Three Months Ended June 30,
	2004	2003
	(as restated)	(as restated)
FINANCIAL STATEMENT PRESENTATION
BASIC
Weighted average shares outstanding	91,317	90,580

Net income (loss)	$(8,712)	$16,422

Net income (loss) per share	$(0.10)	$0.18

DILUTED
Weighted average shares outstanding	91,317	90,580
Net effect of dilutive stock options based on the treasury stock method using average market price	—	87

Total	91,317	90,667

Net income (loss)	$(8,712)	$16,422

Net income (loss) per share	$(0.10)	$0.18